Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (626) 799-8996

Ming Hsieh, Chief Executive Officer
Cogent, Inc.
209 Fair Oaks Avenue
South Pasadena, CA 91030

> **Re: Cogent, Inc.**
> **Form 10-K/A**
> **Filed April 27, 2007**
> **File No. 000-50947**

Dear Mr. Hsieh:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 13, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We reissue comment 4 of our letter dated August 21, 2007. Please identify the companies against which you benchmark compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

2. Refer to comment 5 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the company's targets and performance objectives. The criteria for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made in the second full paragraph on page 5 of your response.

3. We reissue comment 11 of our letter dated August 21, 2007. Please provide the full disclosure required by Item 404(b) of Regulation S-K.

    Please contact me at (202) 551-3397 with any questions.

                                    Sincerely,

                                    Jay E. Ingram
                                    Attorney Advisor